MEMORANDUM
TO:	Ellen J. Sazzman U. S. Securities and Exchange Commission
FROM:	Susan S. Rhee Senior Vice President & General Counsel
DATE:	March 16, 2011
SUBJECT:	Response to Comments to Form N-1A for JNL Series Trust (“Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments on March 15, 2011 to the Trust’s 485APOS filing on Form N1-A.

The comments are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.  Summary Overview – JNL Institutional Alt 100 Fund

a.	Please define the non-traditional asset classes.

Response:  In the summary prospectus the Registrant includes a table outlining the types of securities that are included in each of the asset classes.  The table is shown below:

Non-Traditional Asset Classes

Real Estate	Real Return	Income
Global Real Estate	Inflation-Index Securities Natural Resources	U.S. High Yield Emerging Markets Debt

International	Alternative
Emerging Markets Equity	Listed Private Equity Long/Short Absolute Return Global Tactical Asset Allocation (“GTAA”)

The section entitled “Principal Investment Strategies” in Item 9 discloses the specific funds of the JNL Series Trust that fall into those asset classes listed in the summary prospectus.

b.	Please include disclosure regarding the use of the JNL/Select Money Market Fund as a defensive position.

Response:  The Registrant has included the following risk in the section entitled “Principal Risks of Investing in the Fund,” which outlines the use of a Fund as a defensive position.  The Registrant believes that this provides adequate disclosure.

•
Temporary defensive positions – In anticipation of, or in response to, adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, and sub-adviser transitions, the Fund may temporarily hold all or a significant portion, without limitation, of its assets in cash, cash equivalents, affiliated and unaffiliated money market funds, or high quality debt instruments.  During periods in which the Fund or Master Fund employs such a temporary defensive strategy or holds large cash positions, it may not be pursuing, and may not achieve, its investment objective.  Taking a defensive or large cash position may reduce the potential for appreciation of the portfolio and may affect performance.

2.  Item 9 – JNL Institutional Alt 100 Fund

a.	Please add risk disclosure addressing the Fund’s ability to invest in high-yield, high-risk bonds.

Response:  In the Item 9 section entitled “Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)” the Registrant includes the risk entitled “High-yield bonds, lower-rated bonds, and unrated securities.”  The Registrant believes that this provides adequate disclosure.

As we discussed, we will include the agreed upon changes in the Trust’s upcoming 485BPOS filing.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336.  Thank you for your prompt attention to this matter.

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1 Corporate Way   Lansing, MI  48951   Phone: (517) 367-4336   Fax: (517) 706-5517   Toll Free: (800) 565-9044  email: susan.rhee@jackson.com